[Cleary Gottlieb Steen & Hamilton LLP letterhead]

Writer’s Direct Dial: 212-225-2510

E-Mail: wgorin@cgsh.com

November 30, 2006

BY EDGAR AND FAX

Ms. Cecilia D. Blye

Chief Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5546

Washington, D.C. 20549-5546

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2006 Filed September 1, 2006 File No. 1-6439

Dear Ms. Blye:

On behalf of our client Sony Corporation (“Sony”), I am writing to confirm the request made by telephone this morning to your colleague James Lopez for an extension of the expected timing of Sony’s response to the November 14, 2006 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Company’s annual report on Form 20-F for the year ended March 31, 2006.

Due to the nature of the Staff’s comments and the necessity of gathering financial and operating information from various departments and subsidiaries on a global basis, Sony has requested that it be permitted to file its response on or about December 20, 2006.

Ms. Cecilia D. Blye, p.2

If you have questions or require additional information, please do not hesitate to contact Nicole Seligman, Executive Vice President and General Counsel of Sony Corporation, at 212-288-4838 or me at 212-225-2510.

Very truly yours, /s/ William F. Gorin William F. Gorin

cc:	Mr. Larry Spirgel, Assistant Director, Securities and Exchange Commission

Mr. James Lopez, Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation